UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41369

Osisko Gold Group Inc.

(Translation of registrant’s name into English)

1450-155 University Avenue, Toronto, Ontario

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Osisko Gold Group Inc.
(Registrant)

Date: August 13, 2026	/s/ Alexander Dann
Alexander Dann
Chief Financial Officer and VP Finance